December 11, 2018

Lee Olesky
Chief Executive Officer
Tradeweb Markets Inc.
1177 Avenue of the Americas
New York, NY 10036

       Re: Tradeweb Markets Inc.
           Draft Registration Statement on Form S-1
           Submitted November 13, 2018
           CIK No. 0001758730

Dear Mr. Olesky:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement

Risk Factors
Taking Advantage of the Reduced Disclosure Requirements Applicable to "Emerging Growth
Companies" May Make our Common Stock Less Attractive , page 51

1. We note your disclosure on page 12 that you elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section
       102(b)(1) of the JOBS Act. Please revise your risk factor to clearly disclose that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Additionally, please also revise your critical accounting policies and estimate disclosures, beginning on page 92, to provide similar disclosure.
 Lee Olesky
FirstNameMarkets Inc. Olesky
Tradeweb LastNameLee
Comapany11, 2018
December NameTradeweb Markets Inc.
Page 2
December 11, 2018 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
76

2. Please revise your Management's Discussion and Analysis (MD&A) section of your filing to include a discussion of your financial condition and changes in financial condition for each of the periods presented as required by Item 303 of Regulation
S-K.
Critical Accounting Policies and Estimates
Contingent Consideration, page 94

3. We note on page 94 that you recognized contingent consideration with respect to the potential vesting of Class P1-(A) and Class P1-(C) shares related to respective earnout agreements with the Bank Stockholders and certain employees. Please tell us and revise your filing to provide the following:

             Disclose the terms of the Class A, Class P1-(A), Class C, and Class P1-(C) shares and how you reflected the initial issuance of these shares in your financial statements;
             A discussion of how the vesting of the Class P1-(A) shares and Class P1-(C) shares upon the meeting of specific revenue earnout milestones related to new credit products will be reflected in your financial statements on July 31, 2018;
and
             The guidance relied upon for recording the changes in contingent consideration as a contra-revenue.
Management
Executive Officers and Directors, page 118

4. Please revise the director and executive officer table to clarify which of the individuals listed serve on your board of directors.
Executive Compensation
Summary Compensation Table, page 123

5. Please revise the summary compensation table to include the total compensation you paid to Mr. James Spencer. If you file the registration statement before the end of the current fiscal year, also include summary compensation amounts for the named executive officers for 2017. Refer to Item 402(n) of Regulation S-K for guidance. Principal Stockholders, page 139

6. Please identify the natural person(s) with voting and/or dispositive power over the shares owned by Refinitiv.


7. Please include in the table beneficial ownership disclosure for your named executive officer, Mr. James Spencer.
 Lee Olesky
FirstNameMarkets Inc. Olesky
Tradeweb LastNameLee
Comapany11, 2018
December NameTradeweb Markets Inc.
December 11, 2018 Page 3
Page 3
FirstName LastName
Certain Relationships and Related Party Transactions
Transactions with Refinitiv/Thomson Reuters, page 140

8. Please file the referenced agreements with Refinitiv and affiliates of Thomson Reuters as exhibits to your registration statement or tell us why you believe they are not required.
         Refer to Item 601(b)(10)(ii) for guidance.
Transactions with Bank Stockholders, page 141

9. Please revise to provide the name of the affiliates of the Bank Stockholders, and the respective value of your transactions with each, from whom you earned fees, commissions or other income exceeding $120,00 during your last fiscal year. See
Item 404(a)(1) of
         Regulation S-K for guidance.
Description of Capital Stock
Exclusive Forum, page 154

10. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. Please also expand your disclosure to state that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees. Please make conforming changes to the disclosure presented in the risk factor "Our amended and restated
         certificate of incorporation designates the Court of Chancery..." on page 51.
Notes to Consolidated Financial Statements
Note 13. Fair Value of Financial instruments, page F-21

11. Please revise your filing to include the fair value disclosures regarding your contingent consideration payable pursuant to ASC 820-10-50-2 or tell us why you believe it is not required.
 Lee Olesky
Tradeweb Markets Inc.
December 11, 2018
Page 4
Part II--Information Not Required In Prospectus
Item 15. Recent Sales of Unregistered Securities, page II-2

12. Please revise to identify the class of common stock that was issued in connection with the identified transaction.
Signatures, page II-5

13. We note your draft registration statement only provides placeholders for signatures from your principal executive officer and your principal financial and accounting officer.
       Please revise to include signatures from a majority of your board of directors, as required by Instruction 1 to Signatures to Form S-1.
General

14. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
15. Please revise to include updated interim financial statements or confirm that you do not intend to publicly file your registration statement without including audited financial statements as of December 31, 2018. Please refer to Rule 3-12 of Regulation S-X and
       Securities Act Forms C&DI 101.04 for guidance.
       You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                              Sincerely,
FirstName LastNameLee Olesky
                                                              Division of
Corporation Finance
Comapany NameTradeweb Markets Inc.
                                                              Office of
Financial Services
December 11, 2018 Page 4
cc:       Andrew B. Barkan, Esq.
FirstName LastName